Ohio Power Company
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

Ohio Phase-In-Recovery Funding, LLC
1 Riverside Plaza, 28th Floor
Columbus, Ohio 43215

July 10, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Rolaine S. Bancroft, Esq. and David Beaning, Esq.

Re:	Ohio Power Company
Ohio Phase-In-Recovery Funding LLC
Registration Statement on Form S-3
File Nos. 333-188745 and 333-188745-01

Ladies and Gentlemen:

Ohio Power Company and Ohio Phase-In-Recovery Funding LLC (collectively, the “Registrants”) jointly filed the above-referenced Registration Statement (the “Registration Statement”) on May 22, 2013 and filed a Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment” and, together with the Registration Statement, the “Amended Registration Statement”) on June 25, 2013.

The Registrants respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, as amended by the Amendment (the “Amended Registration Statement”), and permit the Amended Registration Statement to become effective as of 5:00 pm. Eastern Time on July 12, 2013 or as soon thereafter as practicable.  Pursuant to Rule 460 under the Securities Act, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrants do not intend to rely on Rule 430A under the Securities Act in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrants acknowledge that:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and
•	The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OHIO POWER COMPANY

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer

OHIO PHASE-IN-RECOVERY FUNDING LLC

By:	/s/ Julia A. Sloat
Name: Julia A. Sloat
Title: Treasurer

Acceleration Request